SICHENZIA ROSS FRIEDMAN FERENCE LLP
61 BROADWAY, NEW YORK NY 10006
TEL 212 930 9700 FAX 212 930 9725 WEB WWW. SRFF.COM

October 19, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:	William J. Kearns
Mail Stop 3561

Re:	Adrenalina (the “Company”)
Item 4.02 Form 8-K
Filed October 8, 2008
File No. 000-52675

Dear Mr. Kearns:

By letter dated October 14, 2008, the staff of the Securities and Exchange Commission (the “Staff”) issued comments on the Company’s Current Report on Form 8-K that was filed on October 8, 2008 (the “Form 8-K”). Below are the Company’s responses to the Staff’s comments. For ease of reference, each response is preceded by the Staff’s comment.

Form 8-K filed October 8, 2008

1. We note that the financial statements as of and for the years ended December 31, 2007 and 2006, as included in your Annual Report on Form 10-KSB as filed on April 15, 2008, should not be relied upon. Please disclose that your financial statements for the periods ended March 31, 2008 and June 30, 2008, should not be relied upon, if applicable, in accordance with Item 4.02(a)(l) of Form 8-K.

The Company has made revisions in accordance with the Staff’s comment.

2. We note that you state during the preparation of the 2007 financial statements you discovered an error related to the accounting for film costs in the 2006 financial statements. Please disclose the date that you determined not to rely on the December 31, 2006 financial statements in accordance with Item 4.02(a) (l) of Form 8-K.

The Company has made revisions in accordance with the Staff’s comment.

3.  We note that your independent accountant advised you that the December 31, 2007 and 2006 should not be relied upon. Please provide the disclosures listed in Item 4.02(b) of Form 8-K.

The Company has made revisions in accordance with the Staff’s comment.

Securities and Exchange Commission
Attention: William J. Kearns

Please contact the undersigned at 212-930-9700 with any questions or comments you may have with respect to the foregoing.

Very truly yours,

/s/Louis A. Brilleman